UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Baldwin & Lyons, Inc.
(Name of Issuer)

Common Stock – Class B
(Title of Class of Securities)

057755209
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	153,815

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	153,815

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	153,815

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.24%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	194,571

8. Shared Voting Power	-0-

9. Sole Dispositive Power	194,571

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	194,571

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.57%

14. Type of Reporting Person	PN

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	44,315

8. Shared Voting Power	-0-

9. Sole Dispositive Power	44,315

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	44,315

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.36%

14. Type of Reporting Person	CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	67,620

8. Shared Voting Power	-0-

9. Sole Dispositive Power	67,620

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	67,620

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.55%

14. Type of Reporting Person	PN

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	27,870

8. Shared Voting Power	-0-

9. Sole Dispositive Power	27,870

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	27,870

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.22%

14. Type of Reporting Person	CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	60,617

8. Shared Voting Power	-0-

9. Sole Dispositive Power	60,617

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	60,617

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.49%

14. Type of Reporting Person	CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	40,908

8. Shared Voting Power	-0-

9. Sole Dispositive Power	40,908

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	40,908

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.33%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock – Class B, (the “Common Stock”), of Baldwin & Lyons, Inc. The address of the Issuer’s principal executive offices is 1099 North Meridian Street, Indianapolis, Indiana 46204.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Its general partner is Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its investment manager is LAM. The President and Chief Operating Officer of the general partner is Robert E. Enslein, Jr. The other officers of LAM include Thomas L. Kempner, Chairman of the Board; Gideon J. King, Chief Executive Officer; Michael S. Emanuel, Senior Vice President and Secretary; and David S. Hampson, Chief Financial Officer; Loeb Partners Corporation (“LPC”), is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”), is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB in margin accounts maintained with prime brokers.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of September 24, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	194,571
Loeb Partners Corporation**	153,815
Loeb Offshore Fund Ltd.	44,315
Loeb Marathon Fund LP	60,617
Loeb Marathon Offshore Fund, Ltd.	40,908
Loeb Arbitrage B Fund LP	67,620
Loeb Offshore B Fund Ltd.	27,870

Total	589,716

The total shares of Common Stock constitute 4.76% of the 12,394,075 outstanding shares of Common Stock as reported by the issuer.

**Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made in the last sixty (60) days:
Purchases and Sales (-) of Common Stock

	Date	Shares	Average Price
Loeb Partners Corp.	08/14/08	-1000	21.97
	09/05/08	-1800	20.90
	09/08/08	-69	21.40
	09/09/08	-537	21.28
	09/09/08	-6000	21.64
	09/15/08	-1026	21.11
	09/16/08	-1026	20.89
	09/17/08	-256	20.90
	09/17/08	-256	20.68
	09/18/08	-1539	21.93
	09/19/08	-2638	23.97
	09/22/08	-2698	23.82
	09/23/08	-707	23.76
	09/24/08	-6413	23.79

	Date	Shares	Average Price
Loeb Arbitrage Fund	09/15/08	-1298	21.11
	09/16/08	-1298	20.89
	09/17/08	-325	20.90
	09/17/08	-325	20.68
	09/18/08	-1947	21.93
	09/19/08	-3336	23.97
	09/22/08	-3414	23.82
	09/23/08	-894	23.76
	09/24/08	-8111	23.79

Loeb Offshore Fund	Date	Shares	Average Price
	09/15/08	-295	21.11
	09/16/08	-295	20.89
	09/17/08	-74	20.90
	09/17/08	-74	20.68
	09/18/08	-443	21.93
	09/19/08	-760	23.97
	09/22/08	-778	23.82
	09/23/08	-203	23.76
	09/24/08	-1847	23.79

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	09/09/08	-329	21.28
	09/15/08	-500	21.11
	09/16/08	-500	20.89
	09/17/08	-125	20.90
	09/17/08	-125	20.68
	09/18/08	-750	21.93
	09/19/08	-1284	23.97
	09/22/08	-1315	23.82
	09/23/08	-344	23.76
	09/24/08	-3123	23.79
	09/25/08	-7300	23.88

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	09/09/08	-134	21.28
	09/15/08	-204	21.11
	09/16/08	-204	20.89
	09/17/08	-51	20.90
	09/17/08	-51	20.68
	09/18/08	-306	21.93
	09/19/08	-524	23.97
	09/22/08	-536	23.82
	09/23/08	-140	23.76
	09/24/08	-1274	23.79
	09/25/08	-2700	23.88

	Date	Shares	Average Price
Loeb Marathon Fund	09/15/08	-404	21.11
	09/16/08	-404	20.89
	09/17/08	-101	20.90
	09/17/08	-101	20.68
	09/18/08	-606	21.93
	09/19/08	-1039	23.97
	09/22/08	-1064	23.82
	09/23/08	-278	23.76
	09/24/08	-2527	23.79

	Date	Shares	Average Price
Loeb Marathon Offshore Fund	09/15/08	-273	21.11
	09/16/08	-273	20.89

09/17/08	-68	20.90
09/17/08	-68	20.68
09/18/08	-409	21.93
09/19/08	-701	23.97
09/22/08	-718	23.82
09/23/08	-188	23.76
09/24/08	-1705	23.79

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: September 29, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: September 29, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: September 29, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: September 29, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: September 29, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: September 29, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: September 29, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President